FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Changes to Board of Directors

August 4, 2008 – 08:00 am CET

Delhaize Group Announces Jack L. Stahl

Will Join Board of Directors

BRUSSELS, Belgium—August 4, 2008—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that former Revlon CEO Jack L. Stahl will join its Board of Directors as an independent director, filling in the vacancy created by the departure of Dr. William L. Roper. Mr. Stahl brings to Delhaize Group’s Board extensive knowledge of the consumer products industry as well as broad financial and general management expertise.

Mr. Stahl (1953) last served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca Cola Company culminating in the role of President and Chief Operating Officer. He also served as Chief Financial Officer and Group President of Coca Cola North America. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co.

Mr. Stahl currently serves on the Boards of pharmaceutical company Schering-Plough and the soft drinks company Dr. Pepper Snapple Group. He is also a Board member of several non-profit organizations such as The Boys and Girls Clubs of America and The United Negro College Fund.

Mr. Stahl will serve as an independent director and fill the vacant Board membership created by the departure of Dr. William L. Roper until the next Ordinary General Meeting in May 2009, at which the Board will submit Mr. Stahl’s appointment as member of the Board and as an independent director to the shareholders. Dr. Roper has decided to step down as a director to pursue other opportunities in the medical and related fields. Dr. Roper is dean of the School of Medicine at the University of North Carolina at Chapel Hill (UNC) and Chief Executive Officer of UNC Healthcare System, a nationally eminent biomedical research institution based in North Carolina.

Dr. Roper has been a member of the Board of Directors of Delhaize Group since July 2003. Dr. Roper has been a valued member of the Board, especially on issues related to health and wellness. He also played an important role in the development of Guiding Stars, the industry-leading nutritional information system now available in all Delhaize’s supermarkets in the U.S. The Board expressed its sincere appreciation to Dr. Roper for his unique contributions to the Board and the company during the course of his five-year tenure.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of June 2008, Delhaize Group’s sales network consisted of 2,602 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Contacts:

Contacts:
Guy Elewaut:	+32 2 412 29 48
Geert Verellen:	+32 2 412 83 62	Barbera Hoppenbrouwers:	+ 32 2 412 86 69
Aurelie Bultynck	+32 2 412 83 61	Amy Shue (U.S.investors):	+1 704 633 8250 (ext 2529)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)
Date: August 7, 2008
	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President